Exhibit 99.2
--------------------------------------------------------------------------------
FIRST NINE MONTHS OF                                                 GERDAU S.A.
2004 RESULTS                                                        CONSOLIDATED

--------------------------------------------------------------------------------

               Data presented according to Brazilian Corporate Law

HIGHLIGHTS

o NET PROFIT - The significant improvement of operations abroad, especially in North America, along with improved margins in exports as a result of higher prices contributed in an important way to the consolidated net income of R$
   2.5 billion in these first nine months of the year. This result was 212.8% greater than the R$ 794.6 million obtained in the same period of 2003. The North American operations produced a net profit of R$ 775.4 million in 2004, compared to a loss of R$ 57.0 million in 2003. In South America (excluding Brazil), net profit reached R$ 135.4 million, 123.4% greater than that of 2003. Net margin went from 8.1%, in the first nine months of 2003, to 16.9% this year.

o REVENUES - The consolidated gross revenues from January through September reached R$ 17.6 billion, an increase of 51.2% over the same period in 2003. The Brazilian operations contributed with 54.1% of this total (R$ 9.5 billion), the North American units with 41.7% (R$ 7.3 billion) and the companies in Chile, Uruguay and Argentina with the remaining 4.2% (R$ 737.6 million).

o EXPORTS - With the objective of meeting the increase in the Brazilian domestic demand for steel products, exports were reduced by 17.7% in the first nine months of the ongoing year. In spite of this reduction, shipments in these first nine months still reached 1.9 million metric tons. Revenues generated by these exports reached US$ 752.4 million, 31.8% greater than those of last year, due to the increase in international steel prices.

o EBITDA - The operational cash generation (EBITDA) accumulated R$ 4.3 billion through September this year, 110.8% greater than the R$ 2.0 billion generated in the same nine months of 2003. EBITDA margin surpassed the 20.5% mark - in nine months in 2003 - to 29.0% in the same period in 2004.

--------------------------------------------------------------------------------------------------------------------------------
                                                                                             9 months      9 Months
Main Data                                                3Q04       2Q04      Variation        2004          2003      Variation
--------------------------------------------------------------------------------------------------------------------------------
Output (1,000 t)
Slabs, blooms and billets (SBB)                          3,341       3,410       (2.0%)        9,981         9,177         8.8%
Rolled products                                          2,641       2,586         2.1%        7,669         6,679        14.8%

Sales (1,000 t)                                          3,171       3,135         1.1%        9,453         9,022         4.8%

Gross Revenues (R$ million)                              6,285       6,307       (0.4%)       17,564        11,614        51.2%
Net Revenues (R$ million)                                5,231       5,299       (1.3%)       14,703         9,851        49.2%
EBITDA (R$ million)                                      1,665       1,716       (3.0%)        4,264         2,023       110.8%
EBTDA (R$ million)                                       1,789       1,486        20.4%        4,005         1,533       161.4%
Net Profit (R$ million)                                  1,185         873        35.7%        2,486           795       212.8%

Shareholders' Equity (R$ million)                        6,881       5,884        17.0%        6,881         4,949        39.0%
Total Assets (R$ million)                               16,833      16,270         3.5%       16,833        14,699        14.5%

                                                                                               32.4%         24.6%
Gross Margin                                             35.9%       35.2%
EBITDA Margin                                            31.8%       32.4%                     29.0%         20.5%
Net Margin                                               22.7%       16.5%                     16.9%          8.1%

Net Profit / Shareholders' Equity (ROE)                  42.8%       34.1%                     42.8%         20.0%

Net Debt / Total Net Capitalization                      35.9%       45.7%                     35.9%         52.4%
Net Debt / EBITDA1                                        0.8x        1.3x                      0.8x          2.1x
--------------------------------------------------------------------------------------------------------------------------------
1) Last Twelve Months.


o OUTPUT - The Gerdau companies produced 10.0 million metric tons of slabs, blooms and billets (SBB) in nine months of 2004, 8.8% greater than the volume produced in the first nine months of 2003, when output was 9.2 million tons. Output of rolled products reached 7.7 million metric tons, an increase of 14.8% compared to 2003.

o DIVIDENDS AND INTEREST ON CAPITAL STOCK -Metalurgica Gerdau S.A. and Gerdau S.A. will pay R$ 141.1 million and R$ 292.2 million, respectively, on November 17th, as interest on capital stock and dividends for the third quarter. Interest on capital stock will be paid based on shares of each company held on August 13th and are equivalent to R$ 0.80 per share of Metalurgica Gerdau S.A. and to R$ 0.46 per share of Gerdau S.A. Dividends will be paid at R$ 0.91 and R$ 0.53 per share, respectively, based on shares held on November 3rd.

o EURO COMMERCIAL PAPER OPERATION - A euro commercial paper program was completed on October 13th in an amount of US$ 110 million, with maturity on October 12th, 2005 and a coupon of 3.0% per annum.

o ANEFAC-FIPECAFI-SERASA AWARD - TRANSPARENCY (DISCLOSURE) TROPHY - Gerdau was ranked for the fifth consecutive year as one of the top ten companies that presented the best financial statements in 2003, and voted for the "Anefac-Fipecafi-Serasa Award - transparency Trophy". Competitors are companies headquartered in Brazil and selected among the greatest and best 500 corporations in the fields of commerce, industry and services - except financial services - in addition to the fifty biggest state-owned companies. The criteria for evaluation were: quality and degree of information, disclosure, adherence to accounting principles, layout, readability, concision, clarity and the disclosure of information not legally required such as cash flow statement, value added, EBITDA and Social Balance.

o ACQUISITION OF ASSETS IN THE UNITED STATES - Gerdau Ameristeel concluded the acquisition of the fixed assets and working capital of four long steel producing mills, three wire-rod processing mills and a mining industry grinding ball manufacturing unit on November 1st from North Star Steel, as announced on September 9th. The price paid for these assets totaled US$ 266 million in cash and liabilities of about US$ 12.0 million. The company will pay an additional US$ 30 million within the next sixty days as an adjustment to the purchase price reflecting higher working capital levels on the day of the closing.

o ACQUISITION OF DOWNSTREAM UNITS IN THE UNITED STATES - Gerdau Ameristeel announced on October 28th, the signing of a purchase agreement for the acquisition of all assets of Gate City Steel, Inc. and RJ Rebar, Inc., in the United States. These companies supply the mid-west and southern regions of the United States with concrete reinforcing bars, cut and bent, with and without Epoxi finish.

o CAPITALIZATION OF GERDAU AMERISTEEL - Gerdau Ameristeel concluded on October 20th a public offering in a total of 70 million ordinary shares at US$ 4.70, or Cdn$ 5.90, per share, totaling US$ 329.0 million, or Cdn$ 413.0 million. Half of this issue was subscribed by Gerdau S.A. and the balance distributed by a bank syndicate to the Canadian and the U.S. capital markets. It is worthwhile mentioning that Gerdau Ameristeel's shares were already traded at the Toronto Stock Exchange (Canada), and are now also being traded at the New York Stock Exchange (NYSE).

o NEW STEEL MILL IN SAO PAULO - On October 18th Gerdau announced the resumption of the new Sao Paulo Mill Project. With investments of about R$ 750 million to be spent in two phases, the unit to be built in the municipality of Aracariguama will have an installed capacity of 1.3 million metric tons of crude steel, and 1.2 million tons of rebars for the civil construction sector. The first phase will require investments of R$ 500 million. The melt shop will have a capacity of 900 thousand metric tons of crude steel and the rolling mill 600 thousand metric tons. The melt shop should come into operation in May 2005, and the rolling mill in April 2006. The mill's output will be directed to the domestic market, mainly to the states of Sao Paulo and Mato Grosso do Sul, which are currently being serviced by the mills Gerdau Cosigua (RJ) and Gerdau Divinopolis (MG).


Availability at the site:                      Conference Call:  November 3rd
------------------------                       ------------------------------

This document and complementary                 In Portuguese, at 11:00AM
information for the quarter are available at    In English, at 1:00 PM (EST)



www.gerdau.com.br/ing/ri                        To listen in, dial:

Complentary Information:                        In Portuguese:
Additional data on the performance in the       - From Brazil: 0800 770.4544 or
quarter can be obtained with the Investor         11 4613.0501
Relations sector which can be reached by phone  - Other countries: +55 11 4613.4525 at +55 51 3323.2703 or by e-mail at
infor@gerdau.com.br                             In English:
                                                - From the US: 1 800 860.2442
                                                - From Brazil: 0800 770.4544 or
                                                  11 4613.0502
                                                - Other countries: 1 412 858.4600

                                                The conference call will also be available on the internet.
                                                To listen in you must access our site at www.gerdau.com.br

                      PERFORMANCE OF THE THIRD QUARTER 2004

OUTPUT AND SALES

o The output of slabs, blooms and billets in the third quarter reached 3.3 million metric tons, 2.0% less than the volume of the second quarter. The units located in Brazil produced 1.9 million metric tons, a volume equal to that of the previous quarter and 55.5% of the total consolidated output. In North America, due to the scheduled shutdowns for maintenance on certain units, output was 5.1% lower, reaching 1.4 million metric tons. Companies located in Chile and Uruguay produced 114.2 thousand metric tons, presenting a growth of 7.4%.



--------------------------------------------------------------------------------------------------------------------------------
Output                                                                                     9 months    9 Months
(1,000 tons)                                        3Q04           2Q04      Variation        2004       2003         Variation
--------------------------------------------------------------------------------------------------------------------------------

CRUDE STEEL (slabs, blooms and billets)

Brazil                                             1,854.4       1,857.0       (0.1%)      5,431.1      5,157.6         5.3%
North America                                      1,372.7       1,447.0       (5.1%)      4,243.3      3,766.4        12.7%
South America                                        114.2         106.4         7.4%        306.6        253.2        21.1%
TOTAL                                              3,341.3       3,410.4       (2.0%)      9,981.0      9,177.2         8.8%

ROLLED PRODUCTS

Brazil                                             1,191.5       1,099.5         8.4%      3,312.3       2,873.0        15.3%
North America                                      1,321.5       1,371.5       (3.6%)      4,007.3       3,534.6        13.4%
South America                                        127.7         115.3        10.7%        349.4         271.3        28.8%
TOTAL                                              2,640.7       2,586.3         2.1%      7,669.0       6,678.9        14.8%
------------------------------------------------------------------------------------------------------------------------------

o The output of rolled products reached 2.6 million metric tons, a volume 2.1% greater than that of the second quarter. In Brazil, output reached 1.2 million metric tons presenting an increase of 8.4%, the consequence of a greater demand in the civil construction and the industrial sector that uses steel products as inputs. The scheduled stoppages in certain North American mills caused a reduction in the output of rolled products. This output reached 1.3 million metric tons, 3.6% less than in the previous quarter. Companies in Chile, Uruguay and Argentina produced 127.7 thousand metric tons in the preceding quarter, 10.7% greater than the output of the second quarter.

  OUTPUT OF BLOOMS, SLABS AND BILLETS                OUTPUT OF ROLLED PRODUCTS
             (1,000 tons)                                  (1,000 tons)

          [GRAPHIC OMITTED]                             [GRAPHIC OMITTED]


o Consolidated Sales in the third quarter of 2004 reached 3.2 million metric tons, 1.1% greater than the volume of the second quarter. The Brazilian operations contributed with 1.7 million metric tons (53.0% of the total), North America with 1.4 million metric tons (42.7% of the total) and companies in Chile, Uruguay and Argentina with 136.7 thousand metric tons (4.3% of the total).


--------------------------------------------------------------------------------------------------------------------------
SALES                                        3Q04           2Q04        VARIATION       9 MONTHS    9 MONTHS     VARIATION
(1,000 tons)                                                                              2004        2003
---------------------------------------------------------------------------------------------------------------------------
BRAZIL
Domestic Market                              1,109.1        1,049.4         5.7%         3,073.0      2,526.5        21.6%
Exports                                        571.5          632.2       (9.6%)         1,927.2      2,342.2       (17.7%)
TOTAL                                        1,680.6        1,681.6       (0.1%)         5,000.2      4,868.7         2.7%

ABROAD
North America                                1,353.3        1,334.1         1.4%         4,076.5      3,845.6         6.0%
South America                                  136.7          119.1        14.8%           376.6        307.3        22.5%
TOTAL                                        1,490.0        1,453.2         2.5%         4,453.1      4,152.9         7.2%

TOTAL CONSOLIDATED                           3,170.6        3,134.8         1.1%         9,453.3      9,021.6         4.8%
---------------------------------------------------------------------------------------------------------------------------

o The resumption of growth in the civil construction sector and the bigger demand from the industrial sector allowed for the increases in sales of Gerdau Acominas in the domestic market by 5.7% throughout the third quarter. Exports, due to the redirecting of sales to the domestic market, fell by 9.6% when compared to the second quarter, yet reaching 571.5 thousand metric tons. Shipments from the Brazilian operation to the international markets contributed with 34.0% of total sales and generated revenues of US$ 243.2 million in the third quarter.

           SALES                                    SALES BY PRODUCT
       (1,000 tons)                                (% over 3Q04 tons)
      [GRAPHIC OMITTED]                             [GRAPHIC OMITTED]

RESULTS

o Consolidated net revenues in the third quarter of 2004 reached R$ 5.2 billion, 1.3% lower than that of the second quarter. This is due to the smaller revenue from the foreign operations when converted into reais as a result of the appreciation of the Brazilian currency vis-a-vis the US dollar. The Brazilian operation contributed with net revenues of R$ 2.8 billion, 9.7% greater than those of the second quarter. The North American businesses generated net revenues of R$ 2.2 billion (-12.4%) and units in South America R$ 193.4 million (+1.9%).
o Companies abroad and exports from Brazil, combined, contributed with 62.5% to consolidated net revenues of the third quarter.

--------------------------------------------------------------------------------------------------------------------------
NET REVENUES                             3Q04           2Q04        VARIATION       9 MONTHS    9 MONTHS     VARIATION
(R$ Million)                                                                          2004        2003
---------------------------------------------------------------------------------------------------------------------------
  Brazil                                2,789.5        2,542.7           9.7%        7,320.2        5,418.8          35.1%
  North America                         2,247.9        2,566.5        (12.4%)        6,842.0        4,096.3          67.0%
  South America                           193.4          189.8           1.9%          540.6          335.8          61.0%
  TOTAL                                 5,230.8        5,299.0         (1.3%)       14,702.8        9,850.9          49.3%
  -------------------------------------------------------------------------------------------------------------------------

o The better operating margins of the Brazilian operation, the result of greater sales volume in the domestic market where the product mix presents greater added value, along with price increases due to higher costs in certain raw materials, were responsible for the improvement in the gross margin from 35.2%, in the second quarter, to 35.9%, in the third quarter. Gross profit reached R$ 1.9 billion in the months of July through September, 0.6% greater than that of the period between April and June this year.

          NET REVENUE PER TON                              GROSS MARGIN
              (R$ per ton)                                      (%)
           [GRAPHIC OMITTED]                             [GRAPHIC OMITTED]


o Sales, General and Administrative Expenses (R$ 376.1 million) were 3.9% lower in the third quarter this year when compared to those of the second quarter. This shows a reduction of its percentage in net revenues from 7.4% to 7.2%. this reduction is due to lower expenses of operations abroad - when expressed in reais - because of the appreciation of the real vis-a-vis the US dollar.

--------------------------------------------------------------------------------------------------------------------------
EBTDA                                        3Q04           2Q04        VARIATION       9 MONTHS    9 MONTHS     VARIATION
(R$ million)                                                                              2004        2003
---------------------------------------------------------------------------------------------------------------------------
  Gross Profit                               1,877.8      1,866.3           0.6%       4,761.3       2,421.7         96.6%
  Cost of Sales                               (113.1)      (117.6)         (3.9%)       (327.7)       (322.4)         1.7%
  General/administrative                      (263.1)      (273.8)         (3.9%)       (745.4)       (525.1)        42.0%
   expenses
  Depreciation & amortization                   163.3        240.6        (32.1%)        575.5         448.4         28.3%
  EBITDA                                      1,664.9      1,715.5         (3.0%)      4,263.7       2,022.7        110.8%
  Net financial expenses  (excluding            (34.5)       (89.1)       (61.4%)       (225.1)       (413.4)       (45.5%)
  FX and monetary variations)
  FX and monetary variations                    159.0      (140.3)             -        (33.4)         (76.8)       (56.5%)
  EBTDA                                       1,789.4     1,486.1          20.4%      4,005.2        1,532.5        161.4%
  --------------------------------------------------------------------------------------------------------------------------

o The lower revenues of operations abroad, when converted into reais due to the appreciation of the Brazilian currency vis-a-vis the US dollar, resulted in an EBITDA (operations cash generation) for the third quarter of R$ 1.7 billion, 3.0% below that of the previous quarter. The margin, nonetheless, remained at levels similar to those of the previous quarter, at 31.8% (32.4% in the second quarter).

--------------------------------------------------------------------------------------------------------------------------
EBTDA                                     3Q04           2Q04        VARIATION       9 MONTHS    9 MONTHS     VARIATION
(R$ million)                                                                           2004        2003
---------------------------------------------------------------------------------------------------------------------------
  Brazil                                1,095.4        1,028.5           6.5%        2,743.6        1,749.5       56.8%
  North America                           508.2          613.5        (17.2%)        1,325.7          168.7      685.8%
  South America                            61.3           73.5        (16.6%)          194.4          104.5       86.0%
  TOTAL                                 1,664.9        1,715.5         (3.0%)        4,263.7        2,022.7      110.8%
  -------------------------------------------------------------------------------------------------------------------------

o Net financial expenses, excluding monetary and FX variations, totaled R$ 34.5 million in the quarter, compared to R$ 89.1 million in the previous period. This reduction of expenses is due to both the decrease in indebtedness and the increase in investments as a result of a greater cash generation in the period. Taking into account the FX variation (R$ 157.7 million) and monetary variation (R$ 1.2 million), both positive, Gerdau had financial net revenues (financial expenses minus financial revenues) in its consolidated financial statements of R$ 124.4 million. On September 30th, gross debt was R$ 5.8 billion, 10.1% lower than the indebtedness on June 30th. Cash & Cash equivalents totaled R$ 1.9 billion at the end of September, 30.7% greater than what it was in the end of June.

o Equity pick up was negative by R$ 279.7 million in the quarter and reflects the variations of the different currencies of the countries in which Gerdau operates along with fiscal incentives and the amortization of goodwill in the period.

o As a result of the favorable outcome of a judicial process regarding the improper collection of PIS at our subsidiary Gerdau Acominas, based on decrees-law (Decretos-Leis) #s 2.445/88 and 2.449/88, Gerdau been able to account for the net tax effect of R$ 63.7 million in the Other Operating Income line.

o The provision for income tax and social contribution for the third quarter was affected by the re-calculation of fiscal credit benefits resulting from fiscal losses, in the amount of R$ 137.5 million and R$ 128.6 million, at the subsidiaries Gerdau Acominas and Gerdau Ameristeel, respectively. These amounts reflect the fiscal credits' re-calculation based on the realization of current profitability.

o Net profit reached R$ 1.2 billion in the third quarter presenting a growth of 35.7% compared to that of the second quarter when it reached R$ 873.3 million. Of this result, operations abroad contributed with 35.9% and Brazil with the remaining 64.1%. Net margin evolved from 16.5% in April through June, to 22.7%, in the nine months of 2004.

--------------------------------------------------------------------------------------------------------------------------
NET PROFIT                                3Q04           2Q04        VARIATION       9 MONTHS     9 MONTHS        VARIATION
(R$ million)                                                                            2004         2003
---------------------------------------------------------------------------------------------------------------------------
  Brazil                                  759.7          491.7          54.5%        1,575.0         791.0          99.1%
  North America                           380.8          332.0          14.7%          775.4         (57.0)              -
  South America                            44.7           49.6         (9.9%)          135.4           60.6         123.4%
  TOTAL                                 1,185.2          873.3          35.7%        2,485.8          794.6         212.8%
  -------------------------------------------------------------------------------------------------------------------------

INVESTMENTS

o Investments in fixed assets totaled US$ 92.6 million in the third quarter, of which US$ 62.1 million were destined to units in Brazil (67.1%) and US$ 30.5 million for units abroad (32.9%).


--------------------------------------------------------------------------------------------------------------------------
INVESTMENTS                                                       3Q04                     2Q04              9 MONTHS 2004
(US$ million)
---------------------------------------------------------------------------------------------------------------------------
     BRAZIL                                                          62.1                    84.8                   198.4
     Gerdau Acominas                                                 55.5                    83.3                   188.9
     Other                                                            6.6                     1.5                     9.5

     ABROAD                                                          30.5                    16.8                    72.6
     North America                                                   27.5                    15.0                    65.8
     South America                                                    3.0                     1.8                     6.8

     TOTAL                                                           92.6                   101.6                   271.0
     ---------------------------------------------------------------------------------------------------------------------

o On November 1st, Gerdau Ameristeel concluded the acquisition of fixed assets and working capital of four long steel producing units, three wire-rod processing mills and one unit that produces grinding balls for the mining industry, from North Star Steel, as announced on September 9th. The price of these assets was US$ 266 million, paid in cash, and approximately US$ 12.0 million in liabilities. The company will pay an additional US$ 30 million within the next sixty days as an adjustment to the purchase price reflecting higher working capital levels on the day of the closing. The four North Star mills (located in St. Paul, Minnesota; Wilton, Iowa; Calvert City, Kentucky; and Beaumont, Texas) have a nominal installed capacity of 2.0 million short tons per year of long steel, mainly bars, light structural profiles, special quality bars and profiles, concrete reinforcing bars and wire-rod. The four downstream units (located in Beaumont, Texas; Carrollton, Texas; Memphis, Tennessee; and Duluth, Minnesota) have a nominal installed capacity of approximately 300 thousand short tons per year of wire mesh for concrete, fencing wires, industrial wires and grinding balls.

o Gerdau Ameristeel announced on October 28th, the signing of a purchase agreement for all the assets of Gate City Steel, Inc. and of RJ Rebar, Inc., in the United States, suppliers of fabricated rebars, with and without epoxy coating, to the mid-west and southern parts of the United States. These units are located at Indianapolis and Muncie, Indiana; Sterling and Lemont, Illinois; Birmingham, Alabama; and Hamilton, Ohio. These units have a total nominal installed capacity of 160 thousand short tons, including 30 thousand short tons of cut and bent reinforced concrete bars with epoxy coating.

o On October 18th Gerdau announced the resumption of the new Sao Paulo Mill Project. With investments of about R$ 750 million to be spent in two phases, the unit to be built in the municipality of Aracariguama will have an installed capacity of 1.3 million metric tons of crude steel, and of 1.2 million tons of rebars for the civil construction sector. The first phase will require investments of R$ 500 million, and the melt shop will have a capacity of 900 thousand metric tons of crude steel and the rolling mill 600 thousand metric tons. The melt shop should come into operation in May 2005, and the rolling mill in April 2006. The mill's output will be directed to the domestic market, mainly to the states of Sao Paulo and Mato Grosso do Sul, which are currently being serviced by the Gerdau Cosigua (RJ) and Gerdau Divinopolis (MG) mills. The mill follows the concept of a compact market mill and should be a benchmark in the steel industry. An important portion of the investment (approximately R$ 90 million) will be destined to the protection of the environment with the installation of a cutting edge dust collecting system. This should eliminate the emission of solid particles at the melt shop. The totally closed water recirculation system will be installed and industrial waters will be treated and re-used at the mill. A Mega Shredder, capable of processing approximately 2 thousand tons of steel scrap daily, about three thousand cars, will also be installed. Additionally, green areas total 36% of the real estate occupied by the Mill - equivalent to 47 hectares - and the number of trees to be planted reaches 47 thousand saplings.

o In addition to the unit in Sao Paulo, other investments, as announced in the previous quarter, deserve to be highlighted. At the Ouro Branco Mill (MG), the liquid steel capacity will surpass the three million metric tons mark reaching seven million by 2008/09. With an intermediate step, the mill will increase its capacity by 1.5 million metric tons by 2006/07. At Gerdau Acos Finos Piratini (RS), the rolling mill will have its capacity enhanced from the current 350 thousand metric tons to 500 thousand metric tons by next year. At Gerdau Cosigua (RJ), the programmed investment calls for an enhancement of rolling Mill number three to 420 thousand metric tons per year, an increase of 150 thousand metric tons by the end of 2005. At Gerdau Riograndense (RS), improvements in the meltshop should allow for an additional output of 60 thousand metric tons by 2006. At Gerdau Cearense
   (CE), the installation of a new reheating furnace and the elimination of bottlenecks, scheduled for 2006, should increase the annual output at that Mill by 100 thousand metric tons to 150 thousand metric tons.

INDEBTEDNESS

o Net debt on September 30th was R$ 3.8 billion, 22.4% less than at the end of June, and 29.4% lower than on September 30th, 2003.

o Of the total gross debt (R$ 5.8 billion), 31.8% was short term (R$ 1.8 billion) and 68.2% was long term (R$ 4.0 billion).

o Cash & cash equivalents totaled R$ 1.9 billion at the end of September. Of this total, 60.5% (R$ 1.2 billion) were indexed to the US dollar.


--------------------------------------------------------------------------------------------------------------------------
INDEBTEDNESS                                                   09-30-2004               06-30-2004          09-30-2003
(R$ million)
---------------------------------------------------------------------------------------------------------------------------
SHORT TERM
Domestic Currency                                                     199.1               190.6                 735.7
Foreign Currency                                                      738.3             1,127.6               1,576.0
Companies Abroad                                                      906.2               904.5                 841.5
TOTAL                                                               1,843.7             2,222.7               3,153.2

LONG TERM
Domestic Currency                                                     749.4               702.4                 762.9
Foreign Currency                                                    1,722.0             1,887.2               1,047.2
Companies Abroad                                                    1,479.8             1,634.5               1,980.4
TOTAL                                                               3,951.2             4,224.1               3,790.5

GROSS DEBT                                                          5,794.9             6,446.8               6,943.7
Cash & Cash Equivalents                                             1,947.6             1,490.1               1,497.6

NET DEBT                                                            3,847.3             4,956.7               5,446.1
----------------------------------------------------------------------------------------------------------------------

o A euro commercial paper program was concluded on October 13th, for a total amount of US$ 110 million, and maturity on October 12th, 2005 and a coupon of 3.0% per annum.

o Gerdau Ameristeel concluded on October 20th the public offering of a total of 70 million ordinary shares at US$ 4.70, or Cdn$ 5.90, per share, totaling US$
   329.0 million, or Cdn$ 413 million. Half of this issue was subscribed by Gerdau S.A. and the balance distributed by a bank syndicate to the Canadian and the U.S. capital markets. It is worthwhile mentioning that Gerdau Ameristeel's shares were already traded at the Toronto Stock Exchange (Canada), and are now also being traded at the New York Stock Exchange (NYSE).

o The long term debt payment schedule, including debentures, as of September 30th, is as follows:

         -----------------------------------------------------------------------
                     YEAR                                           R$ MILLION
                     2005                                              136.4
                     2006                                              467.4
                     2007                                              688.6
                     2008                                              536.9
             2009 and thereafter                                      2,121.9
                    TOTAL                                             3,951.2
         -----------------------------------------------------------------------

o The main debt indicators at the end of September were as follows:


--------------------------------------------------------------------------------------------------------------------------
RATIOS                                                            09-30-2004           06-30-2004          09-30-2003
--------------------------------------------------------------------------------------------------------------------------

Net debt / Total net capitalization                                   35.9%               45.7%                 52.4%
EBITDA(1)/ Net financial expenses1                                    14.3x                8.4x                  5.6x
(excluding FX and monetary variations)
Gross Debt / EBITDA(1)                                                 1.2x                1.6x                  2.6x
Net Debt / EBITDA(1)                                                   0.8x                1.3x                  2.1x
----------------------------------------------------------------------------------------------------------------------
(1) - Last Twelve Months


APIMEC MEETING

o Gerdau will host a national meeting, on November 24th at the Brazilian Financial Analyst Association, Sao Paulo branch - APIMEC-SP, at the Grand Hyatt hotel, in Sao Paulo. Management will be commenting the third quarter results along with perspectives for the remainder of 2004 and expectations for 2005 at the event.

                              NON-CONSOLIDATED DATA

METALURGICA GERDAU S.A.

o Metalurgica Gerdau S.A. will pay a total of R$ 141.0 million as interest on capital stock and dividends for the third quarter on November 14th. Interest on capital stock will be paid based on the shares held on August 13th and correspond to R$ 0.80 per share. Dividends will be paid at R$ 0.91 per share, based on the total shares held on November 3rd.

o Metalurgica Gerdau S.A. (GOAU) shares moved financial resources of R$ 1.4 billion at the Bolsa de Valores de Sao Paulo (Bovespa) from January through September and presented an increase of 292.3% over the same period in 2003. There were 43,749 trades, with 25.2 million shares traded, which surpassed by 209.4% and 206.8%, respectively, the numbers for the first nine months of the previous year. Preferred shares in the period appreciated 91.9% and the daily average financial volume traded reached R$ 6.9 million.

o The evolution of preferred shares prices in the last twelve months at the Sao Paulo Stock Exchange was as follows:

                                     BOVESPA
                                   (Base 100)
                               [GRAPHIC OMITTED]

o In the third quarter, Metalurgica Gerdau S.A. had a net profit of R$ 512.3 million (R$ 6.21 per share), 45.0% greater than the R$ 353.3 million of the second quarter. Year-to-date, net profit reached R$ 1.0 billion (R$ 12.52 per share), 189.2% greater than that of the same period in 2003.

o On September 30th, shareholders' equity was R$ 2.8 billion, equivalent to R$ 33.82 per share.

GERDAU S.A.

o Gerdau S.A. will be paying a total amount of R$ 292.2 million as interest on capital stock and dividends for the third quarter on November 17th. Interest on capital stock will be paid based on the shares held on August 13th and correspond to R$ 0.46 per share. Dividends, at a ratio of R$ 0.53 per share, will be paid based on shares held on November 3rd.

o At the Sao Paulo Stock Exchange, Gerdau S.A. (GGBR) shares moved R$ 4.3 billion in the first nine months of 2004, 167.1% more than in the same period in 2003. There were 141,064 trades, which surpassed by 101.4% the numbers of the same period in the previous year. The number of shares traded in the period also presented an important increase. Trades involved
     90.9 million shares, 96.1% more than in the first nine months of 2003. Preferred shares appreciated 61.2%, and the daily trading average reached R$ 21.8 million.

o Gerdau S.A. (GGB) ADRs traded at the New York Stock Exchange (NYSE) moved US$ 801.1 million from January through September this year, 368.6% more than in the same months in 2003. Shares traded in the period reached a total of 49.7 million, 235.9% more than the number of shares traded

o in the first nine months of the previous year. The daily trading average reached US$ 4.3 million in the nine months of 2004.


o The evolution in the last twelve months of preferred shares prices, at the Sao Paulo Stock Exchange and New York Stock Exchange, was as follows:

             BOVESPA                                               NYSE
           (Base 100)                                          (Base 100)

         GRAPHIC OMITTED                                     GRAPHIC OMITTED


o Through September this year there were 280.1 thousand preferred shares of Gerdau S.A. (XGGB) traded at the Madrid Stock Exchange (Latibex), which moved (euro) 3.7 million.

o Gerdau S.A. had a net profit of R$ 1.1 billion (R$ 3.63 per share), 44.2% greater than the R$ 742.8 million reached in the second quarter. Net profit in nine months was R$ 2.2 billion (R$ 7.44 per share), 223.3% greater than in the nine months 2003 pro forma.

o Shareholders' equity at September 30th reached the mark of R$ 5.8 billion, equivalent to R$ 19.91 per share.

GERDAU ACOMINAS S.A.

o Gross revenue at Gerdau Acominas in the third quarter was R$ 3.6 billion, 8.6% greater than that of the second quarter. Net revenues reached R$ 2.8 billion, presenting an increase of 7.1%. From January through September, gross revenues reached R$ 9.5 billion, and net revenues R$ 7.3 billion, 42.2% and 36.4%, respectively, greater than the pro forma statement of the first nine months of 2003.

o Gross margin in the third quarter was 45.3%, compared to 43.5% in the second. This margin improved due to the larger sales volume in the Brazilian domestic market in which the product mix is better. The first nine months of 2004 saw gross margin reaching the mark of 42.5% compared to 38.5% in the same period in 2003, based on the pro forma statement.

o EBITDA (operating cash generation) reached R$ 1.1 billion in the third quarter, 5.7% greater than the months of April through June this year. EBITDA margin reached 39.1% in the third quarter compared to 39.6% in the second. Through September, EBITDA reached R$ 2.7 billion, and the margin was 37.0%.

o As a result of the favorable outcome of a judicial process regarding the improper collection of PIS at our subsidiary Gerdau Acominas, based on decrees-law (Decretos-Lei) #s 2.445/88 and 2.449/88, Gerdau has been able to account for a net tax effect of R$ 63.7 million in the Other Operating Income line.

o Provisions for income tax and social contribution in the third quarter were impacted by the accrual of fiscal credits resulting from fiscal losses of the past in a total of R$ 137.5 million. This amount reflects the fiscal credits' re-calculation based on the realization of current profitability.

o From July through September, the Company presented a net profit of R$ 1.0 billion (R$ 6.42 per share), 93.3% greater than the second quarter. The first nine months of this year saw a net profit of R$ 1.9 billion, 79.0% greater than the pro forma for the same period in 2003.

o Shareholders' equity at the end of September totaled R$ 4.6 billion, equivalent to a net worth of R$ 28.83 per share.


GERDAU AMERISTEEL CORPORATION

o In the first nine months of 2004 there were 41.4 million Gerdau Ameristeel (GNA.TO) shares traded at the Toronto Stock Exchange. These shares moved Cdn$ 218.5 million in the period and presented an appreciation of 32.2%.

o The evolution of share prices at the Toronto Stock Exchange, in the last twelve months, are as follows:

                             TORONTO STOCK EXCHANGE
                                   (Base 100)

                                GRAPHIC OMITTED

o According to Brazilian accounting rules, net revenues reached R$ 2.2 billion in the third quarter of 2004, 12.4% less than in the second quarter. Although revenues generated in North America by the North American units have increased by 10.1%, this amount, when expressed in Brazilian reais, reflects the appreciation of the Brazilian currency vis-a-vis the US dollar in the period. From January through September, net revenue was R$
     6.8 billion, 67.0% greater than the nine months of 2003.

o The stoppages scheduled for certain units and the increase in production costs above the prices for steel products caused a reduction in the gross margin of the third quarter. It declined to 23.3% compared to 25.0% in the previous quarter. In nine months, gross margin was 19.9% compared to 4.3% in the same period in 2003.

o EBITDA (operational cash generation), also adjusted to Brazilian accounting rules, reached R$ 508.2 million in the third quarter of the current year. This was 17.2% lower than that of the second quarter. EBITDA margin, for the same reasons explained above, fell to 22.6% in the quarter, compared to 23.9% in the immediately preceding three months. Year-to-date, EBITDA was R$ 1.3 billion, and margin was 19.4% (4.1% in 2003).

o Net profit in the quarter reached R$ 380.8 million compared to R$ 332.0 million in the second quarter. Net profit through September was R$ 775.4 million.


MANAGEMENT

METALURGICA GERDAU S.A. - CONSOLIDATED
BALANCE SHEET

CORPORATE LAW - R$ THOUSAND                            SEP. 2004       JUN. 2004        SEP. 2003
TOTAL ASSETS                                          16,943,477      16,429,071       14,813,847
Current assets                                         8,539,551       7,393,543        5,914,167
Cash and cash & equivalents                              181,688         207,376          159,368
Trade accounts receivable                              2,488,688       2,426,305        1,657,031
Taxes recoverable                                        172,484         174,211          113,328
Temporary cash investments                             1,718,987       1,281,286        1,325,648
Inventories                                            3,288,287       2,873,969        2,262,359
Other                                                    689,417         430,396          396,433
LONG-TERM RECEIVABLES                                    792,236       1,050,070          805,899
Accounts receivable                                       10,584          10,584           11,015
A/R with related parties                                   3,734          18,629           21,514
Other                                                    777,918       1,020,857          773,370
PERMANENT ASSETS                                       7,611,690       7,985,458        8,093,781
Investments                                               87,816         380,928          443,940
Fixed assets                                           7,496,459       7,580,048        7,632,041
Deferred                                                  27,415          24,482           17,800
==================================================================================================


Corporate Law - R$ thousand                            Sep. 2004       Jun. 2004        Sep. 2003
TOTAL LIABILITIES                                     16,943,477      16,429,071       14,813,847
Current Liabilities                                    4,791,341       4,879,441        4,899,151
Loans and financing                                    1,883,109       2,309,407        2,867,933
Debentures                                                 7,657           3,711          330,764
Trade accounts payable                                 1,624,671       1,521,249        1,035,354
Taxes payable                                            603,427         368,719          225,504
Dividends payable                                        134,633         195,188           66,813
Other accounts payable                                   537,844         481,167          372,783
LONG-TERM LIABILITIES                                  5,314,466       5,704,166        4,968,259
Loans and Financing                                    3,427,035       3,750,753        3,326,536
Debentures                                               524,207         473,337          425,870
Other accounts payable                                 1,363,224       1,480,076        1,215,853
MINORITY SHAREHOLDERS                                  4,047,742       3,501,810        3,105,027
Shareholders' equity                                   2,789,928       2,343,654        1,841,410
Capital stock                                          1,664,000       1,664,000        1,280,000
Capital reserves                                          10,842          10,842           10,659
Profit reserves                                          282,437         282,437          284,847
Retained earning                                         832,649         386,375          265,904
==================================================================================================


METALURGICA GERDAU S.A. - CONSOLIDATED
FINANCIAL STATEMENT

CORPORATE LAW - R$ THOUSAND                                   3Q2004         2Q2004          3Q2003          9M2004        9M2003
GROSS SALES REVENUE                                        6,284,715      6,306,775       4,131,602      17,564,416    11,613,823
Deductions of gross revenues                              (1,053,889)    (1,007,759)       (637,844)     (2,861,568)   (1,762,937)
NET SALES REVENUES                                         5,230,826      5,299,016       3,493,758      14,702,848     9,850,886
Cost of sales                                             (3,353,077)    (3,432,740)     (2,687,894)     (9,941,554)   (7,429,158)
GROSS PROFIT                                               1,877,749      1,866,276         805,864       4,761,294     2,421,728
Operating result                                            (405,960)      (650,937)       (500,225)     (1,487,293)   (1,614,566)
Selling expenses                                            (113,066)      (117,588)       (114,775)       (327,736)     (322,422)
General and administrative expenses                         (275,817)      (287,795)       (184,705)       (783,803)     (552,476)
Financial income                                             66,523         76,890           50,427         198,355        80,431
Financial expenses                                           66,249      (299,843)         (284,374)       (436,868)     (551,541)
Other operating income (expenses), net                       131,431         (2,500)          3,273         147,187           719
Equity pick-up                                              (281,280)       (20,101)         29,929        (284,428)     (269,277)
OPERATING PROFIT                                           1,471,789      1,215,339         305,639       3,274,001       807,162
Non-operating result                                         (19,387)         6,873          (2,730)        (22,069)      (12,352)
Non-operating income (expenses), net                         (19,387)         6,873          (2,730)        (22,069)      (12,352)
PROFIT BEFORE TAXES/PARTICIPATION                          1,452,402      1,222,212         302,909       3,251,932       794,810
Provision for income tax and social contribution            (310,756)      (220,700)        (59,681)       (645,533)     (195,722)
Deferred income tax                                           48,727       (125,150)          8,097        (108,569)      214,671
Statutory participation                                       (9,360)        (7,919)         (5,149)        (25,865)      (15,592)
NET PROFIT FOR THE PERIOD                                  1,181,013        868,443         246,176       2,471,965       798,167
----------------------------------------------------------------------------------------------------------------------------------

Controlling Shareholders                                     512,264        353,304         123,759       1,032,532       357,037
Minority Shareholders                                        668,749        515,139         122,417       1,439,433       441,130
==================================================================================================================================



METALURGICA GERDAU S.A. - CONSOLIDATED
CASH FLOW

Corporate Law - R$ thousand                                       3Q2004        2Q2004        3Q2003          9M2004         9M2003
NET INCOME                                                     1,181,013       868,443       246,176       2,471,965        798,167
Equity pick up                                                   281,280        20,101       (29,929)        284,428        269,277
Provision for credit risk                                            592         5,507         6,889           8,731         16,253
Gain/Loss in fixed asset disposal                                 (3,520)        4,464         8,117           6,218         15,204
Gain/Loss in disposal of investment                                  810         3,561        (1,446)          4,408            196
Monetary and exchange variation                                 (162,334)      149,354       101,504          43,447         92,428
Depreciation and amortization                                    163,374       240,685       156,359         575,633        448,554
Income tax and social contribution                               266,036       167,292       (29,531)        522,487       (244,033)
Interest paid                                                     88,792       111,576       137,234         327,089        436,588
Contingencies/legal deposits                                      (1,495)        7,098        (5,923)         13,264         10,141
Changes in trade account receivable                             (137,094)     (462,029)      (32,048)       (983,746)      (304,509)
Changes in inventories                                          (500,490)     (262,642)       88,107        (949,199)      (143,213)
Changes in trade accounts payable                                188,583       (32,536)       36,290         503,615        122,076
Other accounts in operating activities                             2,197       162,869        75,323          99,414         23,820
NET CASH PROVIDED BY OPERATING ACTIVITIES                      1,367,744       983,743       757,122       2,927,754      1,540,949
Fixed assets acquisitions/ disposals                            (215,733)     (267,673)     (199,886)       (702,857)      (625,913)
Deferred charges                                                  (4,089)       (3,678)       (2,210)        (10,404)        (5,259)
Investments acquisitions/ disposals                              (11,069)           (9)      (15,619)        (11,081)       (13,426)
CASH (APPLIED TO) INVESTING ACTIVITIES                          (230,891)     (271,360)     (217,715)       (724,342)      (644,598)
Fixed assets suppliers                                                35         3,626        (5,906)         (1,576)        (7,913)
Working capital financing                                       (276,142)     (210,100)     (127,449)       (209,643)        71,875
Debentures                                                        41,168       (21,961)       (9,966)         54,746          8,650
Proceeds from fixed assets financing                              77,932       148,708        49,184         271,128        274,048
Payments of fixed assets financing                              (164,996)     (154,903)      (74,038)       (548,856)      (351,455)
Interest paid for financing                                     (110,000)      (82,754)      (76,721)       (330,330)      (310,308)
Inter companies loans                                             12,854         7,785        (1,057)         31,271        (17,481)
Capital increase/Treasury stock                                      230           567             -         (40,113)             -
Dividend/ interest & statutory particip, payment                (247,363)     (105,509)      (48,168)       (549,830)      (341,001)
CASH PROVIDED BY (APPLIED TO) FINANCING ACTIVITIES              (666,282)     (414,541)     (294,121)     (1,323,203)      (673,584)
Net change in cash                                               470,571       297,842       245,286         880,209        222,767
Cash balance
At the beginning of the period                                 1,488,662     1,131,525     1,217,043       1,015,726      1,420,236
Effect of exchange rate changes on cash                          (58,558)       59,295        22,687           4,740       (170,776)
Cash of companies purchased                                            -             -             -               -         12,789
At the end of the period                                       1,900,675     1,488,662     1,485,016       1,900,675      1,485,016
CASH COMPOSITION
Temporary cash investments                                     1,718,987     1,281,286     1,325,648       1,718,987      1,325,648
Cash                                                             181,688       207,376       159,368         181,688        159,368
====================================================================================================================================


METALURGICA GERDAU S.A. - NON CONSOLIDATED
BALANCE SHEET

CORPORATE LAW - R$ THOUSAND                                  SEP. 2004         JUN. 2004          SEP. 2003
TOTAL ASSETS                                                 2,970,817         2,550,466           1,977,298
Current assets                                                  73,867           100,208             87,028
Cash and cash & equivalents                                          -                 -                  2
Temporary cash investments                                          80                80             38,205
Dividends                                                       55,956            81,275             30,919
Taxes recoverable                                               14,454            15,557             13,804
Other                                                            3,377             3,296              4,098
LONG-TERM RECEIVABLES                                           21,706            20,162             19,900
Accounts receivable                                              3,479             3,620              4,048
A/R with related parties                                             -                 -                635
Other                                                           18,227            16,542             15,217
PERMANENT ASSETS                                             2,875,244         2,430,096          1,870,370
Investments                                                  2,873,615         2,428,430          1,868,595
Fixed assets                                                     1,629             1,666              1,775
============================================================================================================


CORPORATE LAW - R$ THOUSAND                                  SEP. 2004         JUN. 2004          SEP. 2003
TOTAL LIABILITIES                                            2,970,817         2,550,466          1,977,298
Current Liabilities                                             93,853           118,813             44,537
Debentures                                                           -               572                601
Trade accounts payable                                               3                12                  3
Taxes payable                                                      388             2,167                 53
Dividends payable                                               60,646            84,906             31,245
A/P with related parties                                        20,685            17,628                  -
Other accounts payable                                          12,131            13,528             12,635
LONG-TERM LIABILITIES                                           87,036            87,999             91,351
Other accounts payable                                          87,036            87,999             91,351
SHAREHOLDERS' EQUITY                                         2,789,928         2,343,654          1,841,410
Capital stock                                                1,664,000         1,664,000          1,280,000
Capital reserves                                                10,842            10,842             10,659
Profit reserves                                                282,437           282,437            284,847
Retained earning                                               832,649           386,375            265,904
============================================================================================================



METALURGICA GERDAU S.A. - NON CONSOLIDATED
FINANCIAL STATEMENT

CORPORATE LAW - R$ THOUSAND                                   3Q2004       2Q2004         3Q2003        9M2004         9M2003
GROSS SALES REVENUE                                                -            -              -             -              -
Deductions of gross revenues                                       -            -              -             -              -
NET SALES REVENUES                                                 -            -              -             -              -
Cost of sales                                                      -            -              -             -              -
GROSS PROFIT                                                       -            -              -             -              -
OPERATING RESULT                                             511,317      350,816        124,009     1,027,395        360,116
General and administrative expenses                           (9,389)     (10,156)        (6,036)      (27,883)       (19,847)
Fianancial income                                              3,411        3,003          2,503         9,395          8,643
Financial expenses                                            (1,324)      (2,090)        (1,292)       (5,558)        (3,809)
Other operating income (expenses), net                            19            -             17            64            252
Equity pick-up                                               518,600      360,059        128,817     1,051,377        374,877
OPERATING PROFIT                                             511,317      350,816        124,009     1,027,395        360,116
Non-operating result                                               -            -          1,401           (37)         1,403
Non-operating income (expenses), net                               -            -          1,401           (37)         1,403
PROFIT BEFORE TAXES/PARTICIPATION                            511,317      350,816        125,410     1,027,358        361,519
Provision for income tax and social contribution                   -            -              -             -              -
Deferred income tax                                            1,685        3,223           (923)        7,397         (2,337)
Statutory participation                                         (738)        (735)          (728)       (2,223)        (2,145)
NET PROFIT FOR THE PERIOD                                    512,264      353,304        123,759     1,032,532        357,037
------------------------------------------------------------------------------------------------------------------------------

Profit per share - R$                                           6.21         4.28           2.98         12.52           8.59
Book value per share - R$                                      33.82        28.41          44.28         33.82          44.28
Outstanding shares (thousand)                                 82,487       82,487         41,584        82,487         41,584
==============================================================================================================================


METALURGICA GERDAU S.A. - NON CONSOLIDATED
CASH FLOW

CORPORATE LAW - R$ THOUSAND                                   3Q2004      2Q2004          3Q2003        9M2004            9M2003
NET INCOME                                                   512,264     353,304         123,759     1,032,532           357,037
Equity pick up                                              (518,600)   (360,059)       (128,817)   (1,051,377)         (374,877)
Gain/Loss in disposal of investment                                -           -          (1,402)           37            (1,403)
Monetary and exchange variation                                1,192       1,243           1,540         4,026             4,472
Depreciation and amortization                                     36          36              37           108               113
Income tax and social contribution                             4,330        (966)          3,376        (5,596)            4,231
Interest paid                                                      -         714              19           778                 3
Contingencies/legal deposits                                       -           3               -          (908)               15
Changes in trade account payable                                  (8)        (40)            (65)           21               (28)
Other operating activities accounts                           (1,892)      2,063            (269)       (3,596)           (1,681)
NET CASH PROVIDED BY OPERATING ACTIVITIES                     (2,678)     (3,702)         (1,822)      (23,975)          (12,118)
Investments acquisitions/ disposals                              (49)       (733)          7,198          (782)            6,441
Interest on Equity/Distribution of Profit Received            98,045      42,727          23,366       220,247           148,989
INVESTMENTS ACQUISITIONS/ DISPOSALS                           97,996      41,994          30,564       219,465           155,430
Working capital financing                                     (1,967)     (1,921)         (1,778)       (5,764)           (5,187)
Debentures                                                      (573)          -            (404)         (586)             (423)
Inter companies loans                                          3,057       8,950            (866)       23,258               253
Capital increase/Treasury stock                                    -           -               -       (14,441)                -
Dividend/ interest & statutory particip. payment             (95,835)    (45,327)        (22,925)     (223,063)         (163,609)
  CASH PROVIDED BY (APPLIED TO) FINANCING ACTIVITIES         (95,318)    (38,298)        (25,973)     (220,596)         (168,966)
  Net change in cash                                               -          (6)          2,769       (25,106)          (25,654)
   Cash balance
  At the beginning of the period                                  80          86          35,438        25,186            63,861
  At the end of the period                                        80          80          38,207            80            38,207
 CASH COMPOSITION
Temporary cash investments                                        80          80          38,205            80            38,205
Cash                                                               -           -               2            -                  2
====================================================================================================================================

GERDAU S.A. - CONSOLIDATED
BALANCE SHEET

CORPORATE LAW - R$ THOUSAND                                   SEP. 2004           JUN. 2004           SEP. 2003
TOTAL ASSETS                                                 16,832,946          16,270,322          14,698,466
Current assets                                                8,444,162           7,253,852           5,820,746
Cash and cash & equivalents                                     178,418             203,670             156,385
Trade accounts receivable                                     2,421,834           2,367,068           1,609,626
Taxes recoverable                                               157,141             157,497              98,409
Temporary cash investments                                    1,769,200           1,286,458           1,341,196
Inventories                                                   3,288,287           2,873,969           2,262,359
Other                                                           629,282             365,190             352,771
LONG-TERM RECEIVABLES                                           779,273           1,035,496             785,468
Accounts receivable                                              10,212              10,212              10,648
A/R with related parties                                         24,417              36,146              20,751
Other                                                           744,644             989,138             754,069
PERMANENT ASSETS                                              7,609,511           7,980,974           8,092,252
Investments                                                      87,285             378,132             442,349
Fixed assets                                                  7,494,811           7,578,360           7,632,103
Deferred                                                         27,415              24,482              17,800
================================================================================================================


CORPORATE LAW - R$ THOUSAND                                   SEP. 2004           JUN. 2004           SEP. 2003
TOTAL LIABILITIES                                            16,832,946          16,270,322          14,698,466
Current Liabilities                                           4,728,151           4,774,495           4,837,840
Loans and Financing                                           1,836,033           2,219,572           2,823,010
Debentures                                                        7,657               3,139             330,163
Trade accounts payable                                        1,628,784           1,525,311           1,036,453
Taxes payable                                                   600,473             363,725             221,869
Dividends payable                                               129,944             195,551              66,581
Other accounts payable                                          525,260             467,197             359,764
LONG-TERM LIABILITIES                                         5,223,575           5,612,314           4,911,360
Loans and Financing                                           3,427,035           3,750,753           3,326,536
Debentures                                                      524,207             473,337             463,995
Other accounts payable                                        1,272,333           1,388,224           1,120,829
MINORITY SHAREHOLDERS                                         1,006,342             943,672           1,124,190
Shareholders' equity                                          5,874,878           4,939,841           3,825,076
Capital stock                                                 3,471,312           3,471,312           1,735,656
Capital reserves                                                376,672             376,672             363,307
Profit reserves                                                 253,375             253,375           1,247,202
Retained earning                                              1,773,519             838,482             478,911
================================================================================================================


CORPORATE LAW - R$ THOUSAND                            3Q2004           2Q2004              3Q2003      9M2004         9M2003
GROSS SALES REVENUE                                  6,284,715          6,306,775        4,131,602    17,564,416       11,613,823
Deductions of gross revenues                        (1,053,889)        (1,007,759)        (637,844)   (2,861,568)      (1,762,937)
NET SALES REVENUES                                   5,230,826          5,299,016        3,493,758    14,702,848        9,850,886
Cost of sales                                       (3,353,074)        (3,432,740)      (2,687,894)   (9,941,552)      (7,429,158)
GROSS PROFIT                                         1,877,752          1,866,276          805,864     4,761,296        2,421,728
Operating result                                      (400,719)          (644,483)        (502,394)   (1,469,811)      (1,624,036)
Selling expenses                                      (113,066)          (117,588)        (114,757)     (327,736)        (322,364)
General and administrative expenses                   (263,061)          (273,837)        (176,216)     (745,350)        (525,069)
Fianancial income                                       57,542             64,662           41,291       167,740           52,714
Financial expenses                                      66,904           (294,072)        (281,337)     (426,279)        (542,933)
Other operating income (expenses), net                 130,709             (3,526)           2,495       144,730           (1,205)
Equity pick-up                                        (279,747)           (20,122)          26,130      (282,916)        (285,179)
OPERATING PROFIT                                     1,477,033          1,221,793          303,470     3,291,485          797,692
Non-operating result                                   (19,805)             6,776           (4,131)      (22,547)         (13,755)
Non-operating income (expenses), net                   (19,805)             6,776           (4,131)      (22,547)         (13,755)
PROFIT BEFORE TAXES/PARTICIPATION                    1,457,228          1,228,569          299,339     3,268,938          783,937
Provision for income tax and social contribution      (310,467)          (219,683)         (58,606)     (643,525)        (192,889)
Deferred income tax                                     47,032           (128,372)           9,004      (115,976)         217,016
Statutory participation                                 (8,623)            (7,184)          (4,421)      (23,642)         (13,447)
NET PROFIT FOR THE PERIOD                            1,185,170            873,330          245,316     2,485,795          794,617
----------------------------------------------------------------------------------------------------------------------------------

Controlling Shareholders                             1,070,799            742,803          234,414     2,195,561          679,189
Minority Shareholders                                  114,371            130,527           10,902       290,234          115,428
==================================================================================================================================


GERDAU S.A. - CONSOLIDATED
CASH FLOW

Corporate Law - R$ thousand                             3Q2004            2Q2004           3Q2003        9M2004             9M2003
NET INCOME                                           1,185,170            873,330          245,316     2,485,795            794,617
Equity pick up                                         279,747             20,122          (26,130)      282,916            285,179
Provision for credit risk                                  580              5,354            6,872         8,448             16,289
Gain/Loss in fixed asset disposal                       (3,520)             4,464            8,117         6,218             15,204
Gain/Loss in disposal of investment                        810              3,561              (45)        4,371              1,599
Monetary and exchange variation                       (163,526)           148,112           99,966        39,422             87,959
Depreciation and amortization                          163,336            240,647          156,320       575,518            448,435
Income tax and social contribution                     261,750            167,516          (15,264)      528,477           (249,159)
Interest paid                                           89,460            107,187          135,432       321,270            431,633
Contingencies/legal deposits                            (1,495)             7,095           (5,960)       14,175             10,089
Changes in trade account receivable                   (129,467)          (447,669)         (28,381)     (951,517)          (305,705)
Changes in inventories                                (500,490)          (262,642)          88,107      (949,199)          (143,213)
Changes in trade accounts payable                      188,634            (30,924)           7,121       506,344            121,965
Other accounts in operating activities                    (695)           167,155           90,834       116,768             40,803
NET CASH PROVIDED BY OPERATING ACTIVITIES            1,370,294          1,003,308          762,305     2,989,006          1,555,696
Fixed assets acquisitons/ disposals                   (215,733)          (267,673)        (199,887)     (702,857)          (625,913)
Deferred charges                                        (4,089)            (3,678)          (2,211)      (10,404)            (5,259)
Investments acquisitions/ disposals                    (11,054)               724          (20,934)      (10,333)           (17,982)
CASH (APPLIED TO) INVESTING ACTIVITIES                (230,876)          (270,627)        (223,032)     (723,594)          (649,154)
Fixed assets suppliers                                      35              3,626           (5,906)       (1,576)            (7,913)
Working capital financing                             (231,902)          (244,214)        (102,034)     (203,144)            69,949
Debentures                                              41,741            (21,962)          (8,966)       29,829            (23,684)
Proceeds from fixed assets financing                    77,932            148,708           49,184       271,128            274,048
Payments of fixed assets financing                    (164,996)          (154,903)         (74,038)     (548,856)          (351,455)
Interest paid for financing                           (110,182)           (79,500)         (73,388)     (325,750)          (300,518)
Inter companies loans                                    9,688             (2,082)             411         7,868            (15,330)
Capital increase/Treasury stock                            229                567                        (25,673)                 -
Dividend/ interest & statutory particip, payment      (245,915)          (102,946)         (48,121)     (543,366)          (326,728)
CASH PROVIDED BY (APPLIED TO) FINANCING ACTIVITIES    (623,370)          (452,706)        (262,858)   (1,339,540)          (681,631)
Net change in cash                                     516,048            279,975          276,415       925,872            224,911
Cash balance
At the beginning of the period                       1,490,128          1,150,858        1,198,479     1,017,006          1,430,656
Effect of exchange rate changes on cash                (58,558)            59,295           22,687         4,740           (170,775)
Cash of companies purchased                                  -                  -                -           -               12,789
At the end of the period                             1,947,618          1,490,128        1,497,581     1,947,618          1,497,581
CASH COMPOSITION
Temporary cash investments                           1,769,200          1,286,458        1,341,196     1,769,200          1,341,196
Cash                                                   178,418            203,670          156,385       178,418            156,385
====================================================================================================================================


GERDAU S.A.- NON CONSOLIDATED
BALANCE SHEET

CORPORATE LAW - R$ THOUSAND                                  SEP. 2004         JUN. 2004
TOTAL ASSETS                                                 6,690,101         5,692,395
Current assets                                                 348,959           273,916
Cash and cash & equivalents                                      1,040             1,870
Taxes recoverable                                                7,772             3,977
Temporary cash investments                                     224,428            86,530
Others                                                         115,719           181,539
LONG-TERM RECEIVABLES                                           95,240            94,371
Accounts receivable                                              8,908             8,908
Others                                                          86,332            85,463
PERMANENT ASSETS                                             6,245,902         5,324,108
Investments                                                  6,245,902         5,324,108


CORPORATE LAW - R$ THOUSAND                                  SEP. 2004         JUN. 2004
TOTAL LIABILITIES                                            6,690,101         5,692,395
Current Liabilities                                            352,309           345,027
Taxes payable                                                   10,644            16,770
Dividends payable                                              118,850           178,509
A/T with related parties                                       218,545           145,685
Other accounts payable                                           4,270             4,063
LONG-TERM LIABILITIES                                          462,914           407,527
Debentures                                                     298,980           245,702
Other accounts payable                                         163,934           161,825
SHAREHOLDERS' EQUITY                                         5,874,878         4,939,841
Capital stock                                                3,471,312         3,471,312
Capital reserves                                               376,672           376,672
Profit reserves                                                253,375           253,375
Retained earning                                             1,773,519           838,482
=========================================================================================


GERDAU S.A. - NON CONSOLIDATED
FINANCIAL STATEMENT

CORPORATE LAW - R$ THOUSAND                                  3Q2004         2Q2004          3Q2003         9M2004         9M2003
                                                                                         PRO FORMA                     PRO FORMA
GROSS SALES REVENUE                                               -              -               -              -              -
Deductions of gross revenues                                      -              -               -              -              -
NET SALES REVENUES                                                -              -               -              -              -
Cost of sales                                                     -              -               -              -              -
GROSS PROFIT                                                      -              -               -              -              -
OPERATING RESULT                                          1,072,543        725,706         231,025      2,172,186        669,581
General and administrative expenses                         (17,055)       (11,802)         (3,277)       (38,172)        (9,984)
Fianancial income                                            15,446         11,183           6,238         38,919         17,039
Financial expenses                                           (1,999)       (18,953)        (15,268)       (30,125)       (43,540)
Other operating income (expenses), net                        1,151            353               -          2,198              -
Equity pick-up                                            1,075,000        744,925         243,332      2,199,366        706,066
OPERATING PROFIT                                          1,072,543        725,706         231,025      2,172,186        669,581
Non-operating result, net                                         -              -               -              -              -
Profit before taxes/participation                         1,072,543        725,706         231,025      2,172,186        669,581
Provision for income tax and social contribution                  -              1               -              1              -
Deferred income tax                                          (1,419)        17,370           4,184         24,267         12,405
Statutory participation                                        (325)          (274)           (283)          (893)          (851)
NET PROFIT FOR THE PERIOD                                 1,070,799        742,803         234,926      2,195,561        681,135
---------------------------------------------------------------------------------------------------------------------------------

Profit per share - R$                                          3.63           2.52            1.58           7.44           4.59
Book value per share - R$                                     19.91          16.74               -          19.91              -
Outstanding shares (thousand)                               295,135        295,135         148,354        295,135        148,354
=================================================================================================================================




GERDAU S.A. - NON CONSOLIDATED
CASH FLOW

CORPORATE LAW - R$ THOUSAND                                       3Q2004         2Q2004         9M2004
NET INCOME                                                     1,070,799        742,803      2,195,561
Equity pick up                                                (1,075,000)      (744,925)    (2,199,366)
Monetary and exchange variation                                   (7,549)         5,240         (3,548)
Income tax and social contribution                                   239        (19,352)       (38,511)
Interest paid                                                      8,575         12,493         29,970
Contingencies/legal deposits                                        (180)            95            (64)
Changes in trade account payable                                       -             12              -
Other operating activities accounts                               (1,943)        (4,050)       (14,354)
  NET CASH PROVIDED BY OPERATING ACTIVITIES                       (5,059)        (7,684)       (30,312)
Investments acquisitions/ disposals                                9,021       (289,260)      (280,239)
Interest on Equity/Distribution of Profit Received               216,845        100,975        560,880
  INVESTMENTS ACQUISITIONS/ DISPOSALS                            225,866       (188,285)       280,641
Debentures                                                        42,846        (13,288)        43,033
Inter companies loans                                             82,270        202,299        242,519
Capital increase/Treasury stock                                        -              -        (27,036)
Dividend/ interest & statutory particip, payment                (208,855)       (94,168)      (461,061)
  CASH PROVIDED BY (APPLIED TO) FINANCING ACTIVITIES             (83,739)        94,843       (202,545)
  Net change in cash                                             137,068       (101,126)        47,784
    Cash balance
     At the beginning of the period                               88,400        189,526        177,684
     At the end of the period                                    225,468         88,400        225,468
   CASH COMPOSITION
     Temporary cash investments                                  224,428         86,530        224,428
     Cash                                                          1,040          1,870          1,040
=======================================================================================================



GERDAU ACOMINAS S.A. - CONSOLIDATED
BALANCE SHEET

CORPORATE LAW - R$ THOUSAND                           SEP. 2004      JUN. 2004
TOTAL ASSETS                                          9,113,184      8,580,783
Current assets                                        4,028,078      3,457,647
Cash and cash & equivalents                              44,348         65,608
Trade accounts receivable                             1,200,101      1,191,171
Taxes recoverable                                       112,776        123,217
Temporary cash investments                              640,989        442,837
Inventories                                           1,536,033      1,371,731
Others                                                  493,831        263,083
LONG-TERM RECEIVABLES                                   380,773        461,499
A/R with related parties                                114,382         37,132
Others                                                  266,391        424,367
PERMANENT ASSETS                                      4,704,333      4,661,637
Investments                                              45,917         55,140
Fixed assets                                          4,636,170      4,588,160
Deferred                                                 22,246         18,337
===============================================================================


CORPORATE LAW - R$ THOUSAND                           SEP. 2004      JUN. 2004
TOTAL LIABILITIES                                     9,113,184      8,580,783
Current Liabilities                                   2,363,753      2,594,952
Loans and Financing                                     924,832      1,305,994
Trade accounts payable                                  688,215        649,229
Taxes payable                                           390,579        258,085
Dividends/Interest on capital stock payable             126,577        198,366
Other accounts payable                                  233,550        183,278
LONG-TERM LIABILITIES                                 2,176,165      2,346,973
Loans and Financing                                   2,079,986      2,251,099
Other accounts payable                                   96,179         95,874
MINORITY SHAREHOLDERS                                         -              -
Shareholders' equity                                  4,573,266      3,638,858
Capital stock                                         2,340,576      2,340,576
Capital reserves                                        244,117        180,014
Profit reserves                                         590,982        590,982
Retained earning                                      1,397,591        527,286
===============================================================================


GERDAU ACOMINAS S.A. - CONSOLIDATED
FINANCIAL STATEMENT

CORPORATE LAW - R$ THOUSAND                                   3Q2004         2Q2004           3Q2003         9M2004          9M2003
                                                                                           Pro forma                      Pro forma
GROSS SALES REVENUE                                        3,661,083      3,353,949        2,399,247      9,611,734       6,719,172
Deductions of gross revenues                                (847,795)      (743,421)        (466,527)    (2,180,865)     (1,309,432)
NET SALES REVENUES                                         2,813,288      2,610,528        1,932,720      7,430,869       5,409,740
Cost of sales                                             (1,544,621)    (1,480,408)      (1,221,175)    (4,287,183)     (3,335,688)
GROSS PROFIT                                               1,268,667      1,130,120          711,545      3,143,686       2,074,052
Operating result                                              (1,806)      (420,213)        (361,340)      (732,241)       (964,184)
Selling expenses                                            (101,448)       (96,994)         (88,236)      (286,262)       (239,675)
General and administrative expenses                         (173,163)      (169,282)        (118,881)      (483,020)       (343,110)
Financial income                                              12,444         40,098           30,189         69,959             524
Financial expenses                                           153,301       (199,938)        (189,321)      (157,682)       (381,851)
Other operating income (expenses), net                       115,419          6,166            4,802        133,990           1,179
Equity pick-up                                                (8,359)          (263)             107         (9,226)         (1,251)
OPERATING PROFIT                                           1,266,861        709,907          350,205      2,411,445       1,109,868
Non-operating income, net                                       (465)        (7,992)          (7,278)       (13,753)        (13,466)
PROFIT BEFORE TAXES/PARTICIPATION                          1,266,396        701,915          342,927      2,397,692       1,096,402
Provision for income tax and social contribution            (227,785)      (143,252)         (77,575)      (453,044)       (253,136)
Deferred income tax                                          (11,509)       (24,701)         (12,108)       (63,188)        207,558
Statutory participation                                       (8,298)        (6,909)          (4,138)       (22,749)        (12,596)
NET PROFIT FOR THE PERIOD                                  1,018,804        527,053          249,106      1,858,711       1,038,228
===================================================================================================================================

Controlling Shareholders                                   1,018,804        527,053          249,106      1,858,711       1,038,228
Minority Shareholders                                              -              -                -              -               -
====================================================================================================================================


GERDAU ACOMINAS S.A. - CONSOLIDATED
CASH FLOW

Corporate Law - R$ thousand                                      3Q2004        2Q2004           9M2004
NET INCOME                                                    1,018,805       527,053        1,858,712
Equity pick up                                                    8,359           263            9,226
Provision for credit risk                                             -         4,771            6,659
Gain/Loss in fixed asset disposal                                   473         4,456           10,218
Gain/Loss in disposal of investment                                  13         3,561            3,574
Monetary and exchange variation                                (179,152)      126,703           (1,724)
Depreciation and amortization                                   101,946       160,631          363,509
Income tax and social contribution                               89,065        75,756          240,688
Interest paid                                                    40,843        53,033          143,917
Contingencies/legal deposits                                     (1,333)        7,407           14,621
Changes in trade account receivable                             (24,889)     (346,706)        (460,258)
Changes in inventories                                         (170,369)     (122,532)        (355,087)
Changes in trade accounts payable                                62,981       119,983          227,053
Other accounts in operating activities                          123,281        79,990          219,365
  NET CASH PROVIDED BY OPERATING ACTIVITIES                   1,070,023       694,369        2,280,473
Fixed assets acquisitons/ disposals                            (151,003)     (208,002)        (501,962)
Deferred charges                                                 (4,089)       (3,678)         (10,404)
Investments acquisitions/ disposals                                 (72)          724              650
  CASH (APPLIED TO) INVESTING ACTIVITIES                       (155,164)     (210,956)        (511,716)
Fixed assets suppliers                                            3,449         3,471            5,107
Working capital financing                                      (317,003)      421,803          209,880
Proceeds from fixed assets financing                             77,932       148,708          271,128
Payments of fixed assets financing                             (136,954)     (481,412)        (807,262)
Interest paid for financing                                     (35,827)      (55,597)        (137,304)
Inter companies loans                                           (77,255)     (219,794)        (240,725)
Dividend/ interest & statutory particip. payment               (245,583)     (103,198)        (641,744)
  CASH PROVIDED BY (APPLIED TO) FINANCING ACTIVITIES           (731,241)     (286,019)      (1,340,920)
  Net change in cash                                            183,618       197,394          427,837
  Cash balance
    At the beginning of the period                              508,445       305,676          258,327
    Effect of exchange rate changes on cash                      (6,726)        5,375             (827)
    At the end of the period                                    685,337       508,445          685,337
  CASH COMPOSITION
    Temporary cash investments                                  640,989       442,837          640,989
    Cash                                                         44,348        65,608           44,348
=======================================================================================================


GERDAU ACOMINAS S.A.- NON CONSOLIDATED
BALANCE SHEET

CORPORATE LAW - R$ THOUSAND                                        SEP. 2004          JUN. 2004
TOTAL ASSETS                                                       9,089,089          8,550,934
Current assets                                                     3,988,812          3,416,137
Cash and cash & equivalents                                           44,255             64,996
Trade accounts receivable                                          1,370,008          1,224,753
Taxes recoverable                                                    107,056            118,659
Temporary cash investments                                           458,533            391,238
Inventories                                                        1,520,186          1,358,034
Others                                                               488,774            258,457
LONG-TERM RECEIVABLES                                                356,168            444,855
A/R with related parties                                             102,911             35,026
Others                                                               253,257            409,829
PERMANENT ASSETS                                                   4,744,109          4,689,942
Investments                                                          197,310            194,348
Fixed assets                                                       4,528,749          4,480,304
Deferred                                                              18,050             15,290
================================================================================================


CORPORATE LAW - R$ THOUSAND                                        SEP. 2004          JUN. 2004
TOTAL LIABILITIES                                                  9,089,089          8,550,934
Current Liabilities                                                2,348,315          2,574,743
Loans and Financing                                                  917,464          1,293,343
Trade accounts payable                                               685,910            646,306
Taxes payable                                                        387,269            256,165
Dividends/Interest on capital stock payable                          126,577            198,366
Other accounts payable                                               231,095            180,563
LONG-TERM LIABILITIES                                              2,167,508          2,337,333
Loans and Financing                                                2,071,427          2,241,561
Other accounts payable                                                96,081             95,772
SHAREHOLDERS' EQUITY                                               4,573,266          3,638,858
Capital stock                                                      2,340,576          2,340,576
Capital reserves                                                     244,117            180,014
Profit reserves                                                      590,982            590,982
Retained earning                                                   1,397,591            527,286
================================================================================================



GERDAU ACOMINAS S.A. - NON CONSOLIDATED
FINANCIAL STATEMENT

CORPORATE LAW - R$ THOUSAND                             3Q2004         2Q2004       3Q2003            9M2004             9M2003
                                                                                   Pro forma                            Pro forma
GROSS SALES REVENUE                                  3,618,795         3,332,413    2,391,562         9,525,228          6,696,676
Deductions of gross revenues                          (845,393)         (741,847)    (465,980)       (2,176,051)        (1,307,889)
NET SALES REVENUES                                   2,773,402         2,590,566    1,925,582         7,349,177          5,388,787
Cost of sales                                       (1,517,545)       (1,463,269)   1,213,759)       (4,223,585)        (3,313,954)
GROSS PROFIT                                         1,255,857         1,127,297      711,823         3,125,592          2,074,833
Operating result                                         6,861          (417,384)    (361,351)         (718,229)          (964,330)
Selling expenses                                      (100,385)          (96,580)     (88,209)         (283,997)          (239,509)
General and administrative expenses                   (172,245)         (165,184)    (118,681)         (476,832)          (341,618)
Financial income                                        10,945            40,989       28,591            69,492             (8,587)
Financial expenses                                     154,287          (202,893)    (187,613)         (159,421)          (374,574)
Other operating income (expenses), net                 114,800             5,689        4,791           132,851              1,153
Equity pick-up                                            (541)              595         (230)             (322)            (1,195)
OPERATING PROFIT                                     1,262,718           709,913      350,472         2,407,363          1,110,503
Non-operating income (expenses), net                      (427)           (7,998)      (7,278)          (13,651)           (13,456)
PROFIT BEFORE TAXES/PARTICIPATION                    1,262,291           701,915      343,194         2,393,712          1,097,047
Provision for income tax and social contribution      (225,104)         (142,820)     (77,575)         (449,519)          (253,136)
Deferred income tax                                    (10,084)          (25,133)     (12,375)          (62,732)           206,913
Statutory participation                                 (8,298)           (6,909)      (4,138)          (22,749)           (12,596)
NET PROFIT FOR THE PERIOD                            1,018,805           527,053      249,106         1,858,712          1,038,228
------------------------------------------------------------------------------------------------------------------------------------
Profit per share - R$                                     6.42              3.32         1.57             11.72               6.54
Book value per share - R$                                28.83             22.94            -             28.83                  -
Outstanding shares (thousand)                          158,652           158,652      158,652           158,652            158,652
====================================================================================================================================




GERDAU ACOMINAS S.A. - NON CONSOLIDATED
CASH FLOW

Corporate Law - R$ thousand                                                     3Q2004            2Q2004              9M2004
NET INCOME                                                                   1,018,805           527,053           1,858,712
Equity pick up                                                                     541              (595)                322
Provision for credit risk                                                            -             4,771               6,659
Gain/Loss in fixed asset disposal                                                  447             4,463              10,158
Gain/Loss in disposal of investment                                                  -             3,561               3,561
Monetary and exchange variation                                               (179,423)          126,237              (2,673)
Depreciation and amortization                                                   99,976           158,913             357,539
Income tax and social contribution                                              88,037            75,263             240,696
Interest paid                                                                   40,454            51,863             141,910
Contingencies/legal deposits                                                    (1,309)            7,680              14,920
Changes in trade account receivable                                           (167,225)         (214,306)           (563,297)
Changes in inventories                                                        (168,221)         (118,823)           (345,828)
Changes in trade accounts payable                                               62,962            93,679             226,653
Other operating activities accounts                                            121,773            80,848             219,876
  NET CASH PROVIDED BY OPERATING ACTIVITIES                                    916,817           800,607           2,169,208
Fixed assets acquisitons/ disposals                                           (149,443)         (206,412)           (495,847)
Deferred charges                                                                (2,939)           (3,012)             (8,062)
Investments acquisitions/ disposals                                             (3,706)           (1,276)             (7,984)
Interest on Equity/Distribution of Profit Received                                 713                 5                 900
  INVESTMENTS ACQUISITIONS/ DISPOSALS                                         (155,375)         (210,695)           (510,993)
Fixed assets suppliers                                                           3,987             3,339               5,515
Working capital financing                                                     (313,516)          415,186             211,255
Proceeds from fixed assets financing                                            77,932           148,690             270,781
Payments of fixed assets financing                                            (134,180)         (480,331)           (802,171)
Interest paid for financing                                                    (35,435)          (55,397)           (136,374)
Inter companies loans                                                          (67,890)         (217,037)           (241,265)
Dividend/ interest & statutory particip. payment                              (245,786)         (103,204)           (642,434)
  CASH PROVIDED BY (APPLIED TO) FINANCING ACTIVITIES                            (714,888)         (288,754)         (1,334,693)
  Net change in cash                                                              46,554           301,158             323,522
    Cash balance
      At the beginning of the period                                             456,234           155,076             179,266
      At the end of the period                                                   502,788           456,234             502,788
    CASH COMPOSITION
      Temporary cash investments                                                 458,533           391,238             458,533
      Cash                                                                        44,255            64,996              44,255
===============================================================================================================================



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